SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 31, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
                -----------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                -----------------------------------------------




      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

  CNOOC Ltd Announces Record Financial Results for the Three Months and Nine
                       Months Ended September 30, 2005

(Hong Kong, October 31, 2005) CNOOC Limited (the "Company", NYSE "CEO", SEHK "883") today reported record financial results for the third quarter and nine months ended September 30, 2005. Total unaudited revenues amounted to RMB14.87 billion (equivalent to approximately US$ 1.82 billion) for the third quarter of 2005, a 30.8% increase from the third quarter of 2004. Total revenues for the first nine months of 2005 increased by 44.2% year-on-year ("YoY") to RMB39.75 billion (equivalent to approximately US$ 4.83 billion).

Total net production for the third quarter of 2005 was 427,414 barrels of oil equivalent ("BOE") per day, compared with 404,571 BOE per day for the same period of 2004. During this period, net daily production offshore China grew by 6.8% YoY to 388,060 BOE. Offshore China production for the first nine months of 2005 increased by 15.2% YoY to 385,091 BOE per day.

For the third quarter of 2005, the Company's oil and gas sales reached RMB14.76 billion (equivalent to approximately US$ 1.81 billion), an increase of 31.2% YoY. The oil and gas sales for the first nine months of 2005 amounted to RMB 39.49 billion (equivalent to approximately US$ 4.79 billion), which represented an increase of 44.8% over the same period of 2004.

The average realized oil price in the third quarter of 2005 increased by 30.1% to US$52.40 per barrel, compared to US$40.28 for the same period of 2004. The average realized gas price was US$2.94 per thousand cubic feet, an increase of 2.2% compared to US$2.87 for the same period of 2004. The year-to-date average realized oil and gas prices were US$46.74 per barrel and US$2.94 per thousand cubic feet, respectively.

"Both the third quarter and nine months financial results set a record high. We reaped and enjoyed the benefit of strong oil price and production growth," said Mr. Yang Hua, Chief Financial Officer of the Company.

In the third quarter of 2005, CNOOC Limited made three new discoveries and completed four successful appraisals offshore China. During the same period, two projects, namely, Bongzhong (BZ) 25-1/25-1S and Nanbao (NB) 35-2, came on stream successfully.

"We are confident to meet the full year production growth target offshore China set in early 2005, with the contribution of the coming new projects, despite that we have experienced the effect of the typhoons in the South China Sea," commented Mr. Zhou Shouwei, President of the Company.

"We are satisfied with our third quarter results, the performance of the Company is being further enhanced, strengthening our confidence in achieving the long term growth target," commented Mr. Fu Chengyu, Chairman and Chief Executive Officer.


Third Quarter and Year-to-Date Production Summary
-------------------------------------------------

Net Daily Production                                     2005                            2004
                                          ----------------------------------------------------------------
Crude Oil & Liquids (bbl/d)                         Q3              YTD             Q3               YTD
Bohai Bay                                        188,882          175,868        135,438          130,371
Western South China Sea                           46,712           50,399         55,644           57,736
Eastern South China Sea                           96,247          105,977        117,366           96,488
East China Sea                                     1,603            1,840          2,056            2,278
Overseas                                          22,963           22,601         27,315           30,296
Subtotal (bbl/d)                                 356,406          356,684        337,819          317,168

Natural Gas (mmcf/d)
Bohai Bay                                             49               48             49               45
Western South China Sea                              245              226            237              208
Eastern South China Sea                                -                -              -                -
East China Sea                                        18               18             15               17
Overseas                                              98               90             84               86
Subtotal (mmcf/d)                                    410              383            384              356

Total Production (boe/d)                         427,414          422,714        404,571          378,799



Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)
------------------------------------------------------------------

                                         RMB millions                               US$ millions
                                  2005                   2004                 2005               2004
                     --------------------------------------------------------------------------------------
                             Q3         YTD         Q3         YTD        Q3       YTD       Q3       YTD
Sales Revenue
-------------
Oil & gas sales          14,758.4    39,492.4   11,244.9    27,272.5  1,808.5   4,794.0  1,358.6   3,295.0
Marketing    Revenue,        62.8       146.4       87.2       187.7      7.7      17.8     10.5      22.7
net
Others                       49.1       112.2       35.1       104.9      6.0      13.6      4.2      12.7
   Total                 14,870.3    39,751.0   11,367.2    27,565.1  1,822.2   4,825.4  1,373.4   3,330.4

Capital Expenditures
--------------------
Exploration                 613.2     1,473.1      747.5     1,718.4     75.1     178.8     90.3     207.6
Development               3,815.8    10,572.4    3,595.5     8,445.9    467.6   1,283.4    434.4   1,020.4
Others                       19.6     1,056.2       11.3     5,021.6      2.4     128.2      1.4     606.7
   Total                  4,448.7    13,101.7    4,354.3    15,185.9    545.1   1,590.4    526.1   1,834.7

Conversion rate

(1)The translations of Renminbi into US dollars have been made at the rate of RMB8.1606 to US$1.00 (for the third quarter of 2005), and at the rate of RMB8.2379 to US$1.00 (average rate for the nine months ended September 2005), based on rates published by the People's Bank of China.

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Group has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at December 31, 2004, the Company owned net proved reserves of approximately 2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

As at December 31, 2004, the Group had 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: October 31, 2005